ABERDEEN FUND DISTRIBUTORS, LLC

Statement of Cash Flows

Year ended September 30, 2016

Cash flows from operating activities:		
Net income	$	355,147
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities:		
Decrease in fee-related receivables from funds		23,014
Decrease in receivable from Affiliates		1,662
Increase in prepaid expenses		(12,981)
Decrease in sales commissions payable to external broker-dealers		(54,670)
Decrease in accrued expenses		(19,006)
Increase in payable to Parent , net		41,537
Net cash provided by operating activities		334,703
Cash at beginning of year		2,358,310
Cash at end of year	$	2,693,013

See accompanying notes to financial statements.